BARCLAYS CAPITAL

PROSPER

PERPETUAL ROLLING OPEN-ENDED STRUCTURE PROTECTING EQUITY RETURNS

Filed Pursuant to Rule 433 Registration No. 333-169119

Earn Success Every Day April 8, 2011

OVERVIEW

The PROSPER strategy uses a dynamic allocation mechanism to allocate between the components of a Portfolio portfolio (the “Portfolio”), and is designed to maximize a portfolio’s exposure to certain performance assets while maintaining the value of the portfolio at or above a specified minimum protection level. Performance Cash

Assets Assets

The portfolio components include (a) index-linked cash Basket of Exchange - Cash in the form of deposits (the “cash assets”) and (b) a specified basket of Traded Funds and a Money Market exchange-traded funds and index-linked cash deposits Index-Linked cash Fund or notional representing the notional amount of cash distributed deposits Money Market as dividends by such exchange-traded funds (the instrument “performance assets”).

Dynamic Allocation Mechanism Dynamic Allocation mechanism

The allocation between the notional investments in the cash assets and the performance assets in the specified portfolio will vary according to the dynamic allocation mechanism employed by the PROSPER strategy. The portfolio seeks

Decrease ETF Increase ETF to benefit from potentially higher returns through an investment in the riskier allocation in allocation in performance assets, while maintaining the minimum protection level through declining market rising market a variable investment in the safer cash assets. The portfolio’s exposure to the performance assets will therefore decrease when they perform negatively and may result in a 100% allocation to the cash assets. In general, in a rising market, the dynamic allocation strategy tends to cause the purchase of additional shares Worst Case Allocation: Best Case Allocation: of the performance assets, provided the cash assets have a positive value. As Performance Assets—0% Performance Assets—100% Cash Assets—100% Cash Assets—0% a result, the allocation to the performance assets is increased and cash assets reduced. Conversely, in a declining market, the dynamic allocation strategy tends to cause the sale of existing performance assets shares. As a result, the allocation to the performance assets is reduced, and cash assets increased.

Portfolio NAV portfolio NAV

On any day, the net asset value of the Portfolio (the “Portfolio NAV”) is a summation of two components

Value of Basket of Exchange Cash Assets

• Performance Assets Value Traded Funds

• Cash Assets Value +

USD

In addition, the performance of the Portfolio is subject to an investor fee. The in Value of

Performance

fees are deducted from the Portfolio on a daily basis. For example, if the investor

Value Assets

fee is 1% per annum, the Portfolio NAV will be reduced by 1/365 of 1% on each calendar day.

Time

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KEY CONCEPTS

The dynamic allocation strategy is heavily dependent on certain key concepts:

minimum performance cushion value gap risk factor protection level assets Exposure

Allocation to the Guarantees a fixed Indication of the prevailing performance assets depends Measures riskiness of the percentage of the highest risk tolerance level of the on the Cushion Value and performance assets closing daily Portfolio NAV Portfolio Gap Risk Factor capped at 100%

Cushion Value Performance Assets Exposure

• Measures the extent to which the performance assets can • A greater allocation to the performance assets will increase the decline in value before the value of the Portfolio declines to the strategy’s growth potential but can also introduce more risk. specified minimum protection level. • If the value of the performance assets is too large relative to

• It is the difference between the prevailing Portfolio NAV and the Cushion Value, a relatively small percentage loss in the the prevailing minimum protection level. performance assets share prices may deplete the Cushion For example: $1,000 Portfolio NAV and $800 minimum Value and cause the Portfolio NAV to fall below the minimum protection level $200 Cushion Value. protection level.

Gap Risk Factor (“GRF”)

Rebalance Mechanism

• Measures the riskiness of the performance assets.

• If the underlying asset is an ETF basket, each ETF in the basket To limit trading frictions and transaction costs, as opposed to is assigned a GRF by taking into account its general implied rebalancing continuously, PROSPER is designed to be rebalanced volatility levels, historical volatility levels, trading activity and according to the Target Performance Asset allocation only if liquidity. The GRF of a fixed-weight or fixed-share ETF basket certain thresholds are crossed. is calculated as the weighted average of the GRF levels of its • At the close of each trading day, the Portfolio NAV, Cushion constituents. Value, and the actual value of the Performance Assets in the Portfolio are calculated.

• Assets that are deemed more risky are assigned higher GRF levels. • The Target Performance Assets Value is also calculated according to the formula below, and is compared against the actual value of the performance assets in the Portfolio.

PROSPER aims to maintain a sufficiently large Cushion Value • If the actual value of the performance assets deviates from the to withstand a certain percentage loss in the Performance Target Performance Assets Value by more than a pre-determined

Assets value approximately equal to the GRF of the assets. percentage, the next trading day will be scheduled as a rebalancing day.

Cushion Value Target Performance Assets Value = Gap Risk Factor

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ALLOCATION MECHANISM

Hypothetical Example

- Portfolio NAV at inception: $1,000*.
- Minimum Protection Level: 80% of the highest closing Portfolio NAV since inception.
- Target Performance Assets Value: 5x the Cushion Value, assuming a Gap Risk Factor of 20%.
- Threshold for over-exposure to performance assets: If Performance Assets Value exceeds 6x the prevailing Cushion Value, a rebalance occurs to reduce the value of the Performance Assets to 5x the Cushion Value.
- Threshold for under-exposure to performance assets: If Performance Assets Value is less than 4x the prevailing Cushion Value, a rebalance occurs to increase the value of the Performance Assets to 5x the Cushion Value; however, the allocation will not be rebalanced if the prevailing Performance Assets Exposure is already at 100%.



Inception
Cushion 200
Protected Amount 800
Performance Assets Value 1000
Target Performance Assets Value 5x Cushion Value
Performance Assets Fall 10%
Over-exposed to Performance Assets
Cushion 100
Protected Amount 800
Performance Assets Value 900
Implied Performance Asset Value 9x Cushion Value
Reduce Performance Assets Allocation
Cushion 100
Protected Amount 800
Performance Assets Value 500
Cash 400
Target Performance Asset Value 5x Cushion Value
Performance Assets Rise 10%
Under-exposed to Performance Assets
Cushion 150
Protected Amount 800
Performance Assets Value 550
Cash 400
Implied Performance Assets Value 3.67x Cushion Value
Increase Performance Assets Allocation
Under-exposed to Performance Assets
Cushion 150
Protected Amount 800
Performance Assets Value 750
Cash 200
Implied Performance Assets Value 5x Cushion Value
Performance Assets Further Rise 10%
Minimum Protection Level reset
Cushion 205
Protected Amount 820
Performance Assets Value 825
Cash 200
Implied Performance Assets Value 4.02x Cushion Value
Cushion 205
Protected Amount 820
Performance Assets Value 825
Cash 200
Implied Performance Assets
• Minimum Protection Level reset to 820
• Implied Performance Assets Value 4.02x Cushion Value
• With the Performance Assets Value greater than 4x the prevailing Cushion Value, there was no change in allocation as the thresholds were not breached

* Portfolio NAV can be less than $1,000 at inception pending the fee structure disclosed in the offering documents.

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SCENARIO ANALYSIS

The hypothetical examples below illustrate the performance of the PROSPER strategy under different conditions. The hypothetical return of the Performance Assets represents the hypothetical performance of a direct investment in the assets included in the Portfolio.

hypothetical Example 1: performance Assets Appreciates After A Significant period of Depreciation

Value in US Dollars % in Risky Assets 1200 100% Minimum Protection Level Performance Asset

80%

Portfolio NAV

1000 60% 800 40%

Cash Assets 20% Performance Assets

600 0%

0 1 2 3 4 5 6 7 8 9 10 12 0 1 2 3 4 5 6 7 8 9 10 12 Month Month

hypothEticAl EXAmplE 2: pErformANcE ASSEtS GENErAlly Depreciates over the tenor

Value in US Dollars % in Risky Assets 1200 100% Minimum Protection Level Performance Assets

80%

Portfolio NAV

1000 60% 800 40%

Cash Assets 20% Performance Assets

600 0%

0 1 2 3 4 5 6 7 8 9 10 12 0 1 2 3 4 5 6 7 8 9 10 12 Month Month

hypothEticAl EXAmplE 3: pErformANcE ASSEtS GENErAlly Appreciates over the tenor

Value in US Dollars % in Risky Assets 1600 Minimum Protection Level 100% Performance Assets 1400 Portfolio NAV 80%

1200 60%

1000 40%

Cash Assets

800 20%

Performance Assets

600 0%

0 1 2 3 4 5 6 7 8 9 10 12 0 1 2 3 4 5 6 7 8 9 10 12 Month Month

The changes above over illustration this period was in generated the value and with composition randomly simulated of a hypothetical price paths Portfolio of a hypothetical and in the Minimum performance Protection asset Level. during a hypothetical 357-day period showing the resulting Source: Bloomberg, Barclays Capital.

Note: All indicative information of future included results. above is hypothetical historical. All performance statistics are calculated using month end data. Hypothetical historical performance is not 4

CERTAIN RISK FACTORS

Factors that may affect notes linked to the Barclays Capital PROSPER Strategy

Unpredictable factors may affect notes linked to the Barclays Capital PROSPER Strategy (the “Securities”), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Securities or its reference assets.

The Securities are not secured and are riskier than ordinary debt securities. The Securities are unsecured obligations of

Barclays Bank PLC. Risks of investing in the Securities may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in the reference assets underlying the Barclays Capital PROSPER Strategy. An investment in the Securities may not be suitable for all investors.

The principal invested may be exposed to any change in the Barclays Capital PROSPER Strategy if the Securities are not 100% principal protected. See “Credit Risk” below. The investor should be willing to hold the Securities until maturity. If the investor sells the Securities before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Securities prior to maturity may be substantially less than the amount originally invested in the Securities, depending upon the level, value or price of the reference assets at the time of the sale.

The PROSPER Strategy can lead to an underexposure of the performance assets. The calculation agent uses the Barclays Capital PROSPER Strategy to adjust the relative exposure of your Securities to the cash assets, on the one hand, and the performance assets, on the other hand. The Portfolio’s exposure to the performance assets will decrease when it performs negatively and may result in a 100% allocation to the cash assets. If, at any time, the Barclays Capital PROSPER Strategy has resulted in a low or zero exposure of the Portfolio to the performance assets, and the performance assets subsequently appreciate significantly, the Portfolio may not be able to fully participate in this appreciation. If the Barclays Capital PROSPER Strategy results in a low exposure of the Portfolio to the performance assets, you may not receive as great a return on the Securities as you would have received by investing the same principal amount through a direct notional investment in the performance assets or a principal-protected security that is exposed to appreciation of the performance assets through a traditional call option.

Markets may become disrupted. Local market disruptions can have a global effect. Market disruption can adversely affect the performance of a reference assets linked to the Securities.

Secondary Market. The Securities will not be listed on a national securities exchange, and Barclays is not obligated to make a market in the Securities. There may not be a secondary market for the Securities. If a secondary market exists, prices in that market may be lower than the issue price or purchase price of the Securities.

Credit Risk. The Securities are Barclays unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any principal protection provided at maturity, depends on Barclays ability to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays may affect the market value of the Securities and, in the event Barclays were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Securities.

Credit Ratings. A rating is not a recommendation as to Barclays creditworthiness or the risks, returns or suitability of the Securities. Credit ratings may be lowered or withdrawn without notice.

Volatility. The level of change in value of the Securities is its “volatility”. The Securities’ volatility may be affected by performance of the Barclays Capital PROSPER Strategy, along with financial, political and economic events and other market conditions.

Complexity. The products described are complex.

Interest Rate Risk. The Securities may carry interest rate risk. Changes in interest rates will impact the performance of the Securities. Interest rates tend to change suddenly and unpredictably.

Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the Securities. Barclays and its associates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its associates may also act in various capacities or functions in relation to the Securities described in this presentation.

Hedging. Barclays may at any time establish, maintain, adjust or unwind hedge positions in respect of its obligations under the Securities, but it is not obliged to do so. Hedging activity may adversely affect the value of reference assets underlying the Securities and the performance of the Securities.

5 PROSPER

DISCLAIMER

The following legend shall be applicable solely to the use of this presentation in connection with an SEC-registered offering of a security: Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The following disclaimer shall be applicable to the use of this presentation other than in connection with an SEC-registered offering of any securities: This presentation has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays”), for informational purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays. The final terms and conditions of any transaction will be set out in full in the binding transaction document(s).

This presentation shall not constitute an underwriting commitment, an offer of financing, an offer to sell, or the solicitation of an offer to buy any securities, financial products or investments (collectively, the “Products”), which shall be subject to Barclays internal approvals. Any offer of sale of any Product may only be made pursuant to final offering documentation and binding transaction documents and is subject to the detailed provisions, including risk considerations, contained therein. No transaction or service related thereto is contemplated without Barclays subsequent formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary and is not providing any investment advice or recommendations of any kind. Accordingly, you must independently determine, with your own advisors, the appropriateness for you of any Product. Neither Barclays nor any affiliate assumes any fiduciary responsibility or accepts any related liability for any consequences, including consequential losses, arising from the use of this document or reliance on the information contained herein. Barclays does not guarantee the accuracy or completeness of, and provides no assurances with respect to, information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third-party sources.

Products of the type described in this presentation may involve a high degree of risk and the value of such Products may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. Prior to transacting, you should ensure that you fully understand (either on your own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to you.

Barclays and its affiliates do not provide tax advice and nothing contained in the materials available on this page should be construed to be tax advice. Please be advised that any discussion of US tax matters contained in such materials (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding US tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

The indices referenced in this document that are not in any way affiliated with the Barclays Group and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document.

THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.

© 2011, Barclays Bank PLC. All rights reserved.

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CONTACTS

For more information, please contact us at: Phone: +1 212 528 7198 Email: Solutions@barcap.com or visit us at barx-is.com